BroadSoft, INC.
220 Perry Parkway
Gaithersburg, MD 20877
June 11, 2010
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs Mr. Michael F. Johnson Ms. Joyce Sweeney Mr. Patrick Gilmore

Re:	BroadSoft, Inc. Registration Statement on Form S-1, File No. 333-165484
Ladies and Gentlemen:
     The undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. (Eastern time) on Tuesday, June 15, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Cooley LLP, by calling Christina Novak at (703) 456-8562.
     Pursuant to the Commission’s letter dated April 9, 2010 regarding the Registration Statement, the undersigned registrant further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BroadSoft, Inc.
By:	/s/ James A. Tholen
James A. Tholen
Chief Financial Officer

cc:	Mark D. Spoto, Esq. Darren K. DeStefano, Esq. Christina L. Novak, Esq.